DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007284

January 29, 2004

Michael P. O'Brien
Bingham McCutchen LLP
150 Federal Street
Boston, MA 02110-1726

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	1-29-2004

Re: Raytheon Company
Incoming letter dated December 23, 2003

Dear Mr. O'Brien:

This is in response to your letter dated December 23, 2003 concerning the shareholder proposal submitted to Raytheon by Charles C. Eliot. We also have received a letter from the proponent dated January 5, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

Enclosures

cc: Charles C. Eliot
542 Everett Street
Westwood, MA 02090

82267

BINGHAM McCUTCHEN

By Federal Express

December 23, 2003

Bingham McCutchen LLP
150 Federal Street
Boston, MA
02110-1726

617.951.8000
617.951.8736 fax

bingham.com

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Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(i)(4) and Rule 14a-8(i)(7)

Ladies and Gentlemen:

We are filing this letter on behalf of our client Raytheon Company, a Delaware corporation ("Raytheon"), which has received a shareholder proposal (the "Proposal"), attached to this letter as Exhibit A, from shareholder Charles C. Eliot (the "Proponent") that the Proponent wishes to have included in Raytheon's proxy materials for its 2004 annual meeting of shareholders (the "2004 Proxy Materials").

The Proposal states as follows:

"This shareholder proposal is submitted by Charles C. Eliot, of 542 Everett Street, Westwood, MA 02090 who is the owner of 400 shares of Raytheon common stock.

"Resolved: that the footnotes to quarterly and annual financial statements identify the retiree medical expense for the current period's report compared to the retiree medical cost for the same period of the precious fiscal year."

"Discussion: with the Company's substantial cut-back in over 65 retiree medical benefits coupled with a substantial increase in retiree medical premiums, the result will be a huge decrease (some estimates are of $15 million or more) on an annual basis for Raytheon's share of retiree medical costs.

"By adopting this resolution, the shareholders will be able to measure the amount of profit generated by the company at the expense of their most aged retirees."

Bingham McCutchen LLP
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Raytheon intends to omit the Proposal and its supporting text for the following reasons:

- The Proposal is excludable because it is related to a personal grievance and personal benefit under Rule 14a-8(i)(4).
- The Proposal is excludable because it is related to Raytheon's ordinary business matters, under Rule 14a-8(i)(7).

Accordingly, we hereby submit this statement of reasons for exclusion of the Proposal from the 2004 Proxy Materials pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, and hereby request that the Staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend enforcement action against Raytheon should it omit the Proposal from the 2004 Proxy Materials. Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal. In addition, pursuant to Rule 14a-8(j)(1), Raytheon is notifying the Proponent of its intention to omit the Proposal from the 2004 Proxy and we have provided a copy of this submission to the Proponent.

1. The Proposal is Directly Related to the Proponent's Personal Grievance and Interests, and Should Therefore Be Excluded.

a. The Proposal is in Direct Furtherance of the Proponent's Personal Grievance Against Raytheon.

Rule 14a-8(i)(4) permits the exclusion of any proposal that "relates to the redress of a personal claim or grievance". The Rule is designed to prevent shareholders from unfairly and counter-productively taking over the shareholder proposal process and using it as a forum for addressing their own personal concerns. This is particularly important when those concerns are not of general interest or importance to the shareholder community at large.

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The Commission has stated that even those proposals that are presented in broad terms, so as to appear to be of general shareholder interest, may still be excluded under Rule 14a-8(i)(4) when they originate from a shareholder's personal grievance. In Securities Exchange Act Release No. 34-19135 (October 14, 1982), the Commission recognized that although such proposals may seem to be of general interest, the delay and other related costs of airing and attending to these types of grievances are in themselves a disservice both to the other shareholders and to the issuer of the shares. *Id.* at 43.

The Proposal, though apparently general in nature, reflects an ongoing personal grievance that the Proponent has already addressed to Raytheon. The Proponent is a retired employee of Raytheon who is clearly dissatisfied with decisions Raytheon has made in regard to retiree benefit plans, as is evidenced by his ongoing correspondence with Raytheon and by his reference in the Proposal to profits generated at the expense of aged retirees such as himself. As a result of this dissatisfaction, the Proponent is attempting to direct the time and attention of all shareholders to a relatively minor accounting point, all in furtherance of his own ongoing dispute with Raytheon.

The Staff has previously excluded shareholder proposals from former employees who have attempted to use the proposal process as a forum to air their personal grievances. See *Int'l Business Machines Corp.* (December 18, 2002) (proposal that employee discrimination complaints be reviewed regardless of employee status was excludable as a personal grievance); *Phillips Petroleum Company* (March 12, 2001) (proposal requiring semi-annual shareholder reports was excludable as a personal grievance) and *Pyramid Technology Corporation* (November 4, 1994) (proposal that corporate executives should be made personally liable for fees related to insider transactions was excludable as a personal grievance). The present Proposal is just such an attempt and should likewise be excluded.

In each of the letters referenced above, the proponent was a former employee of the company who, apparently frustrated in other avenues of redress, was attempting to convert the shareholder proposal process to his own ends. In the present Proposal, similar to the facts described in the *Int'l Business Machines Corp.* letter, the Proponent is improperly trying to usurp the process to force the attention of all shareholders to his personal grievance as a retired employee.

b. The Proposal is Intended to Confer a Personal Benefit on the Proponent.

Bingham McCutchen LLP
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Furthermore, Rule 14a-8(i)(4) also permits the exclusion of any proposal that "is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." Although it is unclear whether any benefit whatsoever will result from the Proposal, it is evident that the goal of the Proposal is to benefit retired Raytheon employees, such as the Proponent himself. The Proposal claims that "by adopting this resolution, the shareholders will be able to measure the amount of profit generated by the company at the expense of its most aged retirees." This is clearly an attempt to draw attention to what the Proponent is characterizing as harsh treatment of these retirees, so any sympathy that might accrue to this group as a result of the Proposal will accrue to the Proponent personally as well. There is no evidence in the Proposal that the interests of this group are beneficial to or even shared by the majority of other shareholders.

The Staff has previously determined that it is permissible to exclude proposals related to retiree benefit policies in cases where the proponent was in a position to either directly benefit or be adversely affected by those policies. See *Union Pacific Corporation* (January 31, 2000) (proposal requesting the company repeal a pension plan that was deemed detrimental to the proponents) and *Int'l Business Machines Corporation* (January 20, 1998) (proposal to increase the minimum pension benefit to retirees where the proponent was a retiree of the company). In the present case, as the Proponent is a retiree who has a direct personal stake in the outcome of this Proposal, the Proposal should be excluded as an improper attempt to use the proposal process to further the Proponent's own personal interests.

Accordingly, since the Proposal relates to a matter that is the subject of the Proponent's personal grievance against Raytheon, seeks to confer a personal benefit on the Proponent and is not a concern shared by other shareholders at large, the Proposal should be excluded pursuant to Rule 14a-8(i)(4).

2. The Proposal Concerns a Matter Relating to Raytheon's Ordinary Business Operations, and Should Therefore Be Excluded.

Bingham McCutchen LLP
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Rule 14a-8(i)(7) allows for the exclusion of proposals that relate to a company's ordinary business operations. According to the Commission, the "ordinary business" exclusion is aimed at preventing attempts by shareholders to micro-manage a company, especially in situations where those shareholders might not have the best access to relevant information or where direct shareholder control might be impracticable. See Securities Exchange Act Release No. 34-40018 (May 21, 1998).

As set out above, the Proposal relates to reporting the cost of retiree medical benefits in a footnote to Raytheon's quarterly and annual financial statements. This Proposal may rightly be excluded both because it relates to the administration of employee benefits and because it relates to a particular choice or application of accounting methods. Both of these areas have consistently been recognized by the Staff as improper subjects of shareholder proposals since they are both considered part of a company's ordinary business operations.

a. Proposals Related to Benefit Plans are Part of Ordinary Business Operations.

With regard to the subject matter of the footnote that the Proposal seeks to add to Raytheon's financial statements, the Commission has long considered that proposals regarding employee and retiree benefits relate to the ordinary business of a corporation (except proposals that concern only senior executive and director compensation, unlike the Proposal), and the Staff has regularly permitted the exclusion of such proposals under Rule 14a-8(i)(7). See *General Electric Co.* (January 10, 2003) (proposal that the company make certain changes to the administration of its medical insurance plan); *GenCorp Inc.* (December 5, 2002) (proposal requesting the review and adjustment of a subsidiary's benefits plan); *DTE Energy Company* (January 22, 2001) (proposal requesting various retiree benefits changes); *Bell Atlantic Corporation* (October 18, 1999) (proposal to adopt new retiree health insurance plan). In all of the foregoing cases, the Staff allowed the various shareholder proposals to be excluded on the grounds that they pertained to ordinary business matters, under the more specific heading of employee benefits.

In the present case, although the Proposal only appears to request a reporting change, it is still clearly related to the administration of certain benefit plans. As evidenced in the Discussion portion of the Proponent's submission, the Proponent is clearly displeased with the decisions Raytheon has undertaken with

Bingham McCutchen LLP
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regard to the benefit plans in question and seeks to effect change with regard thereto. The administration of those plans, however, is part of Raytheon's ordinary business operations and should not be subject to this improper attempt at micro-management. Accordingly, the Proposal should be excluded under Rule 14a-8(i)(7).

b. Proposals Related to Specific Company Accounting Methods are Part of Ordinary Business Operations.

In addition, the Proposal seeks to improperly effect a change in the financial reporting methods employed by Raytheon. The Staff has repeatedly acknowledged that proposals directed at changing a company's choice or application of accounting methods are excludable under Rule 14a-8(i)(7), as such decisions are clearly within the ambit of ordinary business operations.

In the present case, the Proposal clearly involves a choice or application of accounting methods in that it is requesting that certain information be presented in a particular way in Raytheon's financial statements. The Staff has allowed the exclusion of this kind of specific accounting directive from a shareholder on numerous occasions. See *Meredith Corp.* (August 9, 2002) (proposal that the company forego the use of any form of executive compensation that was not reflected as an expense in the annual report). See also *Intel Corporation* (February 27, 2001); *AT&T Corp.* (January 8, 2001); *SBC Communications Inc.* (December 14, 2000); *Pfizer, Inc.* (December 13, 2000) and *Applied Materials, Inc.* (December 13, 2000) (proposals requesting, among other things, each company to record the cost of stock options in their annual financial statements). In all of these cases, the Staff permitted the exclusion of the proposals on the grounds that they pertained to the company's "ordinary business operations (i.e. choice of accounting methods)."

Furthermore, the Proposal seeks not only to have certain information included in Raytheon's financial statements, but also that such information be presented in a particular way. Since the Proponent is chiefly interested in the medical benefits enjoyed by retired employees, the Proposal aims to have current yearly benefit expenses itemized in relation to previous years' costs, so as to measure annual changes. On this point, the Staff has repeatedly acknowledged that a company's choice of accounting methods under generally accepted accounting principles ("GAAP") falls under the caption of ordinary business matters and as such, shareholder proposals relating to such a choice are

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excludable under Rule 14a-8(i)(7). See *Zale Corp.* (September 4, 2002) (proposal to forego forms of executive compensation that are not listed as expenses in the company's annual report excludable as relating to choice of accounting methods); *Conseco, Inc.* (April 18, 2000) (proposal that a committee of the board of directors develop certain accounting policies excludable as relating to choice of accounting methods).

As the present Proposal relates specifically to Raytheon's choice of accounting methods under GAAP, it should be excluded under Rule 14a-8(i)(7).

3. Conclusion

For the foregoing reasons, we believe that the Proposal may be omitted from Raytheon's 2004 Proxy Materials. Accordingly, we request the concurrence of the Staff that it will not recommend enforcement action against Raytheon, should it omit the Proposal from the 2004 Proxy Materials.

If you have any questions regarding this matter or require any additional information, please contact the undersigned at 617-951-8302 or Miriam Gross of this Firm at 617-951-8565. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned or Ms. Gross prior to the issuance of a written response. Please be advised that Raytheon intends to mail its definitive proxy materials to shareholders around March 26, 2004, and that it will therefore be sending these materials to a financial printer not later than March 21, 2004.

Very truly yours,

Michael P. O'Brien

Michael P. O'Brien

cc: Charles C. Eliot
John W. Kapples (Raytheon Company)
Miriam Gross

EXHIBIT A

Mr. Jack Kapples, Corporate Secretary
Raytheon Company Global Headquarters
Waltham Woods
870 Winter Street
Waltham, MA 02451

RECEIVED
NOV 25 2003
JOHN W. KAPPLES

November 25, 2003

Dear Mr. Kapples,

Attached is a shareholder proposal for consideration for inclusion in the 2004 annual meeting. Thank you for your consideration. Should there be any questions, please contact me via telephone at 781-326-7558 or by e-mail at CCELIOT@COMCAST.NET.

Sincerely,

Charles C. Eliot
542 Everett Street
Westwood, MA 02090

November 26, 2003

This shareholder proposal is submitted by Charles C. Eliot, of 542 Everett Street, Westwood, MA 02090 who is the owner of 400 shares of Raytheon common stock.

Resolved: that the footnotes to quarterly and annual financial statements identify the retiree medical expense for the current period's report compared to the retiree medical cost for the same period of the previous fiscal year.

Discussion: with the Company's substantial cut-back in over 65 retiree medical benefits coupled with a substantial increase in retiree medical premiums, the result will be a huge decrease (some estimates are of $15 million or more) on an annual basis for Raytheon's share of retiree medical costs.

By adopting this resolution, the shareholders will be able to measure the amount of profit generated by the company at the expense of their most aged retirees.

BY FEDERAL EXPRESS

Office of the Chief Council
Division of Corporate Finance
Security and Exchange Commission
450 Fifth Street
Washington, DC 20549

January 5, 2004

Ref: Letter dated December 23, 2003 from Michael P. O'Brien to your office; Subject: Raytheon Company file No. 1-13699 Statement of Reasons for Omission of Shareholders Proposal Pursuant to Rule 14a-8(i)(4) and rule 14a-8(i)(7).

Ladies and Gentlemen,

I am in receipt of the reference letter to your office being the proponent of the request for inclusion in the Raytheon Company proxy statement for the 2004 annual meeting. I strongly urge you to deny Raytheon's request for exclusion of my proposal for the following reasons:

1. Page 2 1st bullet is misleading since it states, "it is related to a personal grievance." This is incorrect. As a stockholder of Raytheon common stock for many years, I, as are all shareholders, entitled to information regarding the company's finances. I know that this is contrary to Raytheon's position, which was loudly proclaimed in the 2002 annual meeting when the chairman of the corporation stated that the company only has annual meetings because of the SEC's requirement. In addition, it seems ludicrous that Raytheon would pay outside legal fees and waste the SEC's valuable time with this request since Raytheon has not in the last 10 years implemented a stockholder's proposal even after it received in excess of 50% of shareholder approval.

2. Page 2 item 1 elaborates on the above and states "personal claim or grievance". And continues to state " when those concerns are not of general interest or importance to the shareholder community at large". What is the basis for Mr. O'Brien making that statement? Who is he to decide what is in the general interest of the shareholders. Should I be penalized because I am a retiree as well as a stockholder? I, as well as most informed stockholders want to know company profits/loses; basis for executive bonuses and other such items as retiree expenses etc. Is it unreasonable for a stockholder who is also a retiree to be informed as to total retiree costs, number of retirees and other related costs?
3. Second paragraph states, "who is clearly dissatisfied with decisions Raytheon has made in regard to retiree benefit plans, as is evidenced by his ongoing correspondence with Raytheon ...." "....own ongoing dispute with Raytheon". These statements are FALSE.

CONCLUSION:

My proposal should be included in the 2004 annual meeting for the following reasons:

The reference letter from Mr. O'Brien is misleading and contains false information to try to further Raytheon's position.

As a stockholder my interests are for the general well being of the company. Retiree expenses including medical expenses are as important to company owners as any of the footnotes that are included in the financial statements.

Thank you for your consideration to my request to include my proposal in the 2004 annual proxy.

Sincerely,

Charles C. Eliot
542 Everett Street
Westwood, MA 02090

Michael O'Brien (Bingham McCutchcen)
John W. Kapples (Raytheon Company)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 29, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated December 23, 2003

The proposal requests that "the footnotes to quarterly and annual financial statements identify the retiree medical expense for the current period's report compared to the retiree medical cost for the same period of the previous fiscal year."

There appears to be some basis for your view that Raytheon may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., choice of accounting methods). Accordingly, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Raytheon relies.

Sincerely,

Anne Nguyen
Attorney-Advisor